                           Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

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1. Investment Company Act File Number: Date examination completed:

   811-7852                                          May 31, 2011
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2. State Identification Number:

AL        AK            AZ           AR           CA           CO
CT        DE  2340899   DC           FL           GA           HI
ID        IL            IN           IA           KS           KY
LA        ME            MD           MA           MI           MN
MS        MO            MT           NE           NV           NH
NJ        NM            NY           NC           ND           OH
OK        OR            PA           RI           SC           SD
TN        TX            UT           VT           VA           WA
WV        WI            WY           PUERTO RICO

Other (specify):
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3. Exact name of investment company as specified in registration statement:

       USAA Mutual Funds Trust
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4.  Address of principal  executive office:  (number,  street,  city, state, zip code):

      9800 Fredericksburg Road, San Antonio, Texas 78288
===============================================================================

INSTRUCTIONS

This Form must be completed  by the  investment  companies  that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2.   Give this Form to the independent public accountant who, in compliance with
     Rule 17f-2 under the Act and applicable state law, examines  securities and similar investments in the custody of the investment company.

ACCOUNTANT

3.   Submit this Form to the Securities and Exchange  Commission and appropriate state securities  administrators  when filing the certificate of accounting required by Rule 17f-2  under the Act and  applicable  state law.  File the original  and one  copy  with  the  Securities  and  Exchange  Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment  company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC'S COLLECTION OF INFORMATION

An agency may not  conduct or sponsor,  and a person is not  required to respond to, a collection of information unless it displays a currently valid OMB control number.  Filing of Form N-17f-2 is mandatory for an investment  company that has custody of securities or similar investments.  Rule 17f-2 under section 17(f) of the Investment  Company Act of 1940 requires the investment company to retain an independent  public  accountant to verify the company's  securities  and similar investments  by actual  examination  three times  during each fiscal  year.  The accountant must prepare a certificate  stating that the examination has occurred and  describing  the  examination,  and must  transmit  the  certificate  to the
Commission  with Form N-17f-2 as a cover sheet.  The Commission uses the Form to ensure that the  certificate is properly  attributed to the investment  company.
The  Commission  estimates  that  the  burden  of  completing  Form  N-17f-2  is approximately  1.0 hours per filing.  Any member of the public may direct to the
Commission any comments  concerning the accuracy of the burden  estimate of this
Form,  and  any  suggestions  for  reducing  this  burden.  This  collection  of information  has been  reviewed  by the  Office  of  Management  and  Budget  in accordance with the clearance  requirements of 44 U.S.C. ss. 3507.  Responses to this collection of information will not be kept confidential.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

USAA S&P 500 Index Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the USAA S&P 500 Index Fund (the Fund) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of May 31, 2011.  Management is responsible for the Fund’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of May 31, 2011, and with respect to agreement of security purchases and sales, for the period from December 31, 2010 (the date of our last examination), through May 31, 2011:

 Confirmation of all securities held by institutions in book entry form (The Depository Trust Company);

 Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

 Confirmation of all open future positions with brokers;

 Reconciliation of all such securities to the books and records of the Fund and the Custodian;

 Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that the USAA S&P 500 Index Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 31, 2011, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.


This report is intended solely for the information and use of management and the Board of Trustees of the USAA S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                                                                                                          /s/ Ernst and Young LLP/s/ Ernst and Young LLP

San Antonio, Texas

August 26, 2011

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

August 26,  2011

We,  as  members  of  management  of the USAA S&P 500 Index Fund (the Fund), are responsible  for  complying  with the requirements of subsections (b) and (c) of rule  17f-2,  "Custody  of  Investments  by  Registered  Management  Investment
Companies,"  of  the  Investment  Company  Act  of  1940  (the Act). We are also responsible  for  establishing  and maintaining effective internal controls over compliance  with  those  requirements.  We  have  performed an evaluation of the
Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as  of  May 31,  2011, and from December 31, 2010 through May 31, 2011.

Based  on  this  evaluation,  we assert that the Fund was in compliance with the requirements  of subsections (b) and (c) of rule 17f-2 of the Act as of May 31,

2011,  and  from December 31, 2010 through May 31, 2011, with respect to securities  reflected  in  the  investment  account  of  the  Fund.

                                 USAA S&P 500 INDEX  FUND

                                 By:

                                 /s/ Christopher W. Claus
                                 __________________________________
                                 CHRISTOPHER W. CLAUS
                                 President and Vice Chairman of the
                                 Board of Trustees

                                 /s/ Roberto Galindo, Jr.
                                 __________________________________
                                 ROBERTO GALINDO, JR.
                                 Treasurer